

July 17, 2013

Via E-mail
Ms. Maeve Carton
Finance Director
CRH public limited company
Belgard Castle, Clondalkin
Dublin 22, Ireland

RE: **CRH public limited company**
Form 20-F for the Year ended December 31, 2012
Filed March 27, 2013
Response Letter dated July 5, 2013
File No. 1-32846

Dear Ms. Carton:

We have reviewed your response letter dated July 5, 2013 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Note 15. Intangible Assets, page 115

Significant goodwill amounts, page 116

1. We have reviewed your response to prior comment two from our letter dated June 19, 2013. We note that for 2012 you utilize the prior five years' historical EBITDA margin for Europe Products to determine the assumed average EBITDA (as defined) margin used in the impairment testing of goodwill. We further note that the historical EBITDA (as defined) margin has decreased from 12.7% in 2007 to 7.3% in 2011. Please address the appropriateness of utilizing the average EBITDA (as defined) margin in light of a downward trending environment and your assessment that the recovery in the European market is now expected to take a number of years. Ensure your response addresses the following:
   - We note that the average EBITDA (as defined) margin for Europe Products for the past five years is approximately 8.1%, compared to the forecasted average EIBTDA (as defined) margin included in the 2012 Strategic Plan for Europe Products of 9.4%. This

reduction in average EBITDA (as defined) margin is greater than the .5 percentage points you identified as being the amount by which this assumption may decline to arrive at a zero excess of the present value of future cash flows over the book value of Europe Product's net assets;

- You indicate that the recovery in the European market is now expected to take a number of years. Please expand upon this statement and clarify what a number of years refers to;
- Please tell us what your EBITDA margin (as defined) is for the year-to-date; and
- Please address whether you have undertaken any additional significant cost saving and restructuring measures in 2013 to further ensure that you will be better placed to achieve stronger EBITDA margins once confidence and growth returns to the European market.

Note 33. Supplemental Guarantor Information, page 145

2. We have reviewed your response to prior comment four from our letter dated June 19, 2013 and have the following additional comments:
- Please tell us whether the operating companies that paid CRH plc €1,000m in dividends are reflected in the CRHA or Non-Guarantor Subsidiaries column. With reference to IAS 7.31 and .34 please separately quantity the dividends paid and indicate where such amounts are classified in each column; and
- We note that in 2012 CRH plc made €695 million in advances to their Non-Guarantor Subsidiaries. With reference to IAS 7.17, please address the appropriateness of presenting these advances in the Non-Guarantor Subsidiaries column within investing activities as opposed to financing activities. Please also address this comment as it relates to the advances from/(to) subsidiary and parent undertaking activities in 2011 and 2010

You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding these comments.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief